

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

February 19, 2009

Anthony D. DiLucente
Chief Financial Officer
Masonite International, Inc.
1820 Matheson Blvd., Unit B4
Mississauga, Ontario L4W 0B3 Canada

     RE: Masonite International, Inc.
             Form 20-F for Fiscal Year Ended December 31, 2007
             Form 6-K filed on August 28, 2008
             File No. 333-139791

Dear Mr. DiLucente:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time.

     If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

                  Sincerely,

                  Rufus Decker
                  Accounting Branch Chief